Privileged and confidential

Roschier Advokatbyrå AB

Brunkebergstorg 2
P.O.Box 7358
SE-103 90 Stockholm
Sweden

Reg. office: Stockholm
Business ID 556686-5670

21 October 2021

UBS AG London Branch
5 Broadgate
London EC2M 2QS

Re: UBS SEC registration as a non-resident security based swap dealer

Dear Sir or Madam,

1. BACKGROUND

1.1 We understand that UBS AG, a bank authorised in Switzerland, is seeking to register with the United States ("**US**") Securities and Exchange Commission ("**SEC**") as a non-resident security-based swap ("**SBS**") dealer ("**SBSD**").

1.2 To register as an SBSD with the SEC, a non-resident SBSD[1] such as UBS AG must attach an opinion of counsel to Form SBSE, SBSE-A or SBSE-BD affirming that the SBSD can, as a matter of law:

(a) provide the SEC with prompt access to the relevant books and records as defined in paragraphs 3.3 to 3.5 ("**Covered Books and Records**"); and

(b) submit to on-site inspection and examination of its Covered Books and Records by the SEC ("**On-Site Inspection**").

1.3 Associated persons of UBS AG located in Sweden who effect SBS transactions on behalf of UBS AG will be employed by the Swedish Branch of UBS Europe SE ("**UBS ESE SE**") which is incorporated in Germany and authorised to provide services in Germany and Sweden (among other jurisdictions). Accordingly, UBS ESE SE will maintain certain Covered Books and Records in Sweden on behalf of UBS AG.

1.4 You have asked us to issue an opinion where we consider whether (a) UBS AG will be able to provide the SEC with prompt access to its Covered Books and Records that are maintained by UBS ESE SE in Sweden and (b) UBS ESE SE can submit to On-Site Inspection

[1] In the case of a corporation, an SBSD will be "non-resident" if it is incorporated in or has its principal place of business in any place not in the United States (see 17 Code of Federal Regulations (CFR). § 240.15Fb2-4(a)(2)). As UBS AG is incorporated in Switzerland, UBS AG fulfils this definition of a "non-resident" SBSD.

by the SEC of UBS AG's Covered Books and Records it maintains on behalf of UBS AG, in each case in accordance with paragraph 1.2 above.[2]

1.5 This opinion is structured as follows:

(a) Section 2: Summary of opinion;

(b) Section 3: Scope, assumptions and qualifications;

(c) Section 4: Revisions to applicable law;

(d) Section 5: Reliance and confidentiality;

(e) Annex 1: Opinion; and

(f) Annex 2: Assumptions.

2. SUMMARY OF OPINION

Subject to the assumptions and qualifications below it is our opinion that:

2.1 UBS ESE SE can, as a matter of applicable Swedish law, submit to On-Site Inspection by SEC. The remainder of this opinion focuses on UBS ESE SE's ability to disclose information contained in Covered Books and Records to the SEC in the course of On-Site Inspection in Sweden and the ability to provide UBS AG London Branch with prompt access to Covered Books and Records.

2.2 UBS ESE SE can, as a matter of applicable Swedish law, provide the SEC with prompt access to Covered Books and Records held by UBS ESE SE in Sweden either by disclosure of Covered Books and Records to UBS AG London Branch for onward disclosure to the SEC as decided by UBS AG London Branch or to the SEC in the course of On-Site Inspections in Sweden.[3]

Data Protection[4]

2.3 Disclosures of personal data (particularly special categories of data or criminal data) relating to UBS ESE SE's clients and staff are subject to certain restrictions under the GDPR, particularly where this involves a cross-border transfer to a country or territory that the European Commission has not found to have an 'adequate' data protection regime. However, there are certain legal bases for making disclosures, and derogations from the prohibition on international transfers, that would potentially be available to UBS ESE SE were it to be required by the SEC to make available personal data either by disclosure of Covered Books and Records to UBS AG London Branch or to the SEC in the course of On-Site Inspections in Sweden.

[2] In accordance with Assumption 5 in Annex 2, this opinion does not cover the direct provision of Covered Books and Records by UBS ESE SE to the SEC as this information would instead be provided to UBS AG London Branch and sent by UBS AG London Branch to the SEC.

[3] Where a restriction on the ability to transfer personal data or to disclose confidential or private information applies, consent from the person affected (e.g. a data subject under applicable data protection legislation or a person whose information is covered under bank secrecy rules), validly given in accordance with the relevant standard for consent under each applicable legal obligation, would allow for such information to be lawfully transferred to the SEC or disclosed to the SEC during On-Site Inspection. Please note that we have assumed at Assumption 4 of Annex 2 that UBS ESE SE has validly obtained such consent.

[4] Please refer to section 1 of Annex 1 for definitions of GDPR.

2.4 We anticipate that valid consent (where applicable) or the legitimate interest legal basis for the processing of personal data are likely to be the most likely applicable grounds under the GDPR to enable disclosure of Covered Books and Records to UBS AG London Branch and any onward transfer to the SEC[5], and to permit On-Site Inspection.

Duties of confidentiality

2.5 UBS ESE SE is most likely subject to the banking confidentiality provisions of the Swedish Banking and Financing Business Act 2002 (*Lag (2004:297) om bank- och finansieringsrörelse*) (as amended), which provides that information about the relationship between private subjects (including both natural persons and legal entities) and the bank may not be disclosed without authorisation. It may reasonably be assumed that consent that satisfies the requirements of the GDPR would also satisfy the requirements for authorised disclosure under the banking confidentiality rule.

Privacy and Human Rights

2.6 Protection of personal data and protection from intrusion of rights of privacy is set out in Articles 7 and 8 of the EU Charter of Fundamental Rights. The rules only apply to legislators and authorities of a member state when they are interpreting or implementing union law. Consequently, the Charter does not prevent UBS ESE SE from transferring data to the US as long as the transfer is in accordance with applicable law, such as the GDPR.

2.7 Further, Sweden is a party to the European Convention on Human Rights. The Convention provides for rights similar to the Charter, but is not limited to matters of union law. Article 8 of the Convention establishes the general right to *"respect for his private and family life, his home and his correspondence"*. Under the constitutional rule of Chapter 2, Section 19 of the Instrument of Government (*Regeringsformen*), Swedish legislation must conform to the provisions of the Convention and under the European Convention on Human Rights Act 1994 (*lag (1994:1219) om den europeiska konventionen angående skydd för de mänskliga rättigheterna och de grundläggande friheterna*) (as amended). The Convention also has the force of Parliamentary statute.

2.8 Action for a misuse of private information under Article 8 requires a reasonable expectation of privacy to exist – this is unlikely where valid consent to disclosure of the relevant information has been given.

2.9 This summary opinion is not a substitute for the full expression of our views set out in Annex 1.

3. SCOPE, ASSUMPTIONS AND QUALIFICATIONS

3.1 This opinion relates solely to access provided to the SEC by UBS AG, through its London Branch, of Covered Books and Records held on its behalf by UBS ESE SE in Sweden and On-Site Inspection of UBS ESE SE by the SEC in Sweden. This opinion applies equally to remote access from the United States to Covered Books and Records held in Sweden. This opinion

[5] Although UBS AG London Branch would still have to comply with the requirements set out in EU law in relation to any onward transfer to a third country. Any transfer of personal data to UBS AG London Branch for the sole purpose of transferring it onwards to the SEC would require due consideration of the requirements under EU or Swedish law (absent which, the transfer would likely be disqualified by the Swedish Authority for Privacy Protection as an attempt to circumvent the restrictions on third country transfers of personal data).

excludes books and records held in the US. This opinion relates solely to matters of Swedish law and European Union (**EU**) law that is directly applicable in Sweden (i.e. regulations pursuant to Art. 288(2) of the Treaty on the Functioning of the European Union).

3.2 This opinion has been prepared in accordance with UBS AG's specific instructions as to the scope of the opinion. For this purpose, we have been provided with guidance from a third party US law firm which we have used to inform the scope of our opinion.

3.3 This opinion only covers access to and the On-site Inspection of Covered Books and Records. Covered Books and Records include only those books and records which:

(a) relate to the US business[6] of the non-resident SBSD.[7] These are the records that relate to an SBS that is either:

(i) entered into, or offered to be entered into, by or on behalf of the non-resident SBSD, with a "U.S. Person" as defined in 17 CFR § 240.3a71-3(a)(4)[8] ("**US Person**") (other than an SBS conducted through a foreign branch of such US Person[9]); or

(ii) arranged, negotiated, or executed by personnel of the non-resident SBDS located in a branch in the United States ("**US branch**") or office or by the personnel of an agent of the non-resident SBSD located in a US branch or office;[10] or

(b) constitute financial records necessary for the SEC to assess the non-resident SBSD's compliance with the SEC's margin and capital requirements, if applicable.[11]

3.4 Further to Assumption 1, this opinion is limited to those types of records that are relevant to prudentially regulated SBSDs, which excludes financial records as noted in paragraph 3.3(b) above. For this opinion, the term "Covered Books and Records" extends to these record types alone.

3.5 This opinion covers data relating to:

(a) SBS transactions concluded between UBS AG (through its associated persons employed by UBS ESE SE) and US Person counterparties, insofar as this data is held on behalf of UBS AG by UBS ESE SE (e.g. voice recordings and client

[6] As defined in 17 CFR §240.3a71-3(a)(8).

[7] Cross-Border Application of Certain [SBS] Requirements, 85 Fed. Reg. 6270, 6296 (Feb. 4, 2020) (the "**SEC Guidance**").

[8] A "U.S. person" means any person that is "(i) a natural person resident in the U.S.; (ii) a partnership, corporation, trust, investment vehicle, or other legal person organized, incorporated, or established under the laws of the United States or having its principal place of business in the United States; (iii) an account (whether discretionary or non-discretionary) of a U.S. person; or (iv) an estate of a decedent who was a resident of the United States at the time of death." 17 CFR § 240.3a71-3(a)(4).

[9] A "foreign branch" means "any branch of a U.S. bank if: (i) the branch is located outside of the United States; (ii) the branch operates for valid business reasons; and (iii) the branch is engaged in the business of banking and is subject to substantive banking regulation in the jurisdiction where located." (17 CFR § 240.3a71-3(a)(2)). An "SBS conducted through a foreign branch" means an SBS that is "arranged, negotiated, and executed by a U.S. person through a foreign branch of such U.S. person if: (A) the foreign branch is the counterparty to such security-based swap transaction; and (B) the security-based swap transaction is arranged, negotiated, and executed on behalf of the foreign branch solely by persons located outside the United States." (17 CFR § 240.3a71-3(a)(3)(i)).

[10] 17 CFR § 240.3a71-3(a)(8)(i)(B).

[11] The requirement set out in this paragraph 3.3(b) does not apply to UBS AG because it is not subject to the SEC's margin and capital requirements as it is assumed that UBS AG has a prudential regulator – please see the Assumption 1 set out in Annex 2.

communications) (these transactions will be concluded by staff of UBS ESE SE acting in the name and for the account of UBS AG London Branch and so some data relating to such transactions will be held by UBS AG London Branch in the United Kingdom (**UK**) – access to Covered Books and Records and On-Site Inspections by the SEC of data that is held in the UK is not within scope of this opinion); and

(b) the activities of the staff of UBS ESE SE pertaining to UBS AG's SBS transactions that are also arranged, negotiated, or executed by personnel of UBS AG located in a US branch or office or by personnel of an agent of UBS AG located in a US branch or office (irrespective of whether UBS AG's counterparty is a US Person or a non-US Person.

This opinion only covers transactions entered into by UBS AG where UBS ESE SE is acting on behalf of UBS AG. This opinion does not cover data relating to SBS transactions concluded between UBS ESE SE and its own counterparties (even though UBS ESE SE may be relying on the counting exemption set out in 17 CFR § 240.3a71-3(d) for such transactions, we are instructed that this data is not relevant for the purposes of 17 CFR § 240.15Fb2-4(c) and so this data is not within scope of this opinion).

3.6 The issues addressed in this opinion apply equally across the different document types which constitute the Covered Books and Records based upon the information actually contained in each of the relevant Covered Books and Records. We have not examined any such documents or records.

3.7 In giving this opinion, we have made the further assumptions set out in Annex 2.

3.8 No opinion is expressed on matters of fact.

3.9 As a practical matter, it may be particularly difficult to establish that consent is freely given where information relates to UBS ESE SE staff because consent is very difficult to rely on in an employment context, due to the inherent imbalance of power between an employer and its staff (for example, staff may believe there could be negative consequences should they refuse to give consent).[12] The consent will only be valid if UBS ESE SE offers its staff a genuine choice over how the data is used and will only continue to be an appropriate legal basis if UBS ESE SE also offers its staff the opportunity to withdraw consent at any time. Where consent is relied upon in this opinion, it is on the basis that this practical matter has been overcome.

4. REVISIONS TO APPLICABLE LAW

4.1 We note that the SEC rules[13] require a non-resident SBSD to re-certify within 90 days after any changes in the legal or regulatory framework that would:

(a) impact the ability of the SBSD to provide prompt access to its Covered Books and Records;

[12] The Swedish Authority for Privacy Protection also acknowledge this issue on its website, stating that employee consent may not, as a main rule, be relied upon by the employer.

[13] 17 CFR § 240.15Fb2-4(c)(2).

(b) impact the manner in which it would provide prompt access to its Covered Books and Records; or

(c) impact the ability of the SEC to conduct On-Site Inspections.

4.2 Upon a change in law or regulatory framework of the sort outlined in paragraph 4.1 above, the SBSD is required to submit a revised opinion describing how, as a matter of law, the SBSD will continue to meet its obligations.

4.3 This opinion relates solely to the laws of Sweden and EU law that is directly applicable in Sweden (i.e. regulations pursuant to Art. 288(2) of the Treaty on the Functioning of the European Union), in each case, in force as at the date of this opinion. We have no obligation to notify any addressee of any change in any applicable law or its application after the date of this opinion.

5. RELIANCE AND CONFIDENTIALITY

5.1 This opinion is given for the sole benefit of the addressee. It may not be relied upon by anyone else without our prior written consent.

5.2 This opinion is not to be disclosed to any person outside of UBS AG's group or used, circulated, quoted or otherwise referred to for any other purpose. However, we agree that a copy of this opinion letter may be disclosed:

(a) where disclosure is required or requested by any governmental, banking, taxation or other regulatory authority or similar body having jurisdiction over UBS AG (including to the SEC as part of UBS AG's SBSD registration application) or by the rules of any relevant stock exchange or pursuant to any applicable law or regulation; and

(b) to UBS AG's affiliates, and any of their officers, directors, employees, auditors, insurers, reinsurers, insurance brokers and professional advisors (in their capacity as such).

5.3 Any such disclosure must be made on the basis that it is for information purposes only, no recipient may rely on this advice, no client-lawyer relationship between us and the recipient arises following, or as a result of, any such disclosure. We assume no duty or liability to any recipient, and any recipient under paragraph 5.2(b) above will be subject to the same restrictions on disclosure as set out above.

5.4 We assume no obligation to advise you or any other person or to make any investigations as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

5.5 The terms and conditions applicable to all our matters are available on our website, https://www.roschier.com/general-terms-and-conditions/.

Yours faithfully,

ROSCHIER ADVOKATBYRÅ AB

ANNEX 1

OPINION

1. DATA PROTECTION

1.1 The General Data Protection Regulation 2016/679 (the "**GDPR**"), the Swedish Data Protection Act (2018:218), and the Swedish Data Protection Ordinance (2018:219) as well as regulations issued by the Swedish Authority for Privacy Protection will apply to UBS ESE SE's disclosure of Covered Books and Records to UBS AG London Branch for the purpose of providing information to the SEC and to the SEC in the course of On-Site Inspections, to the extent that these comprise or contain personal data. Personal data is data relating to an identified or identifiable living individual, so may extend to information on UBS ESE SE staff as well as clients.

1.2 Under the GDPR, specific additional restrictions apply for data relating to criminal convictions and offences. These laws also impose heightened restrictions on the processing of 'special category data' – this is data that reveals racial or ethnic background, political opinions, religious or philosophical beliefs, or trade union membership, genetic data, biometric data when used for ID purposes, health information, data concerning sex life or sexual orientation. As special category data are less likely to be relevant in the context of UBS ESE SE's disclosures to the SEC, the laws applicable to this data have not been considered in detail in this opinion.

1.3 Key restrictions in the GDPR relating to UBS ESE SE's ability to disclose personal data to the SEC are set out below.

Legal basis for the disclosure

1.4 UBS ESE SE requires a legal basis under Article 6 of the EU GDPR to disclose personal data to the SEC in the course of On-Site Inspections and to provide UBS AG London Branch with access to its Covered Books and Records for the purpose of providing information to the SEC. Data cannot be disclosed if doing so would breach another legal requirement (e.g. confidentiality – please see section 2 below). Whilst there are a number of Article 6 legal bases on which UBS ESE SE may seek to rely, none on its own is so comprehensive as to cover all disclosures of personal data to the SEC, so UBS ESE SE will need to consider the most appropriate legal basis to apply to any given situation.

1.5 The Article 6 legal bases most applicable to UBS ESE SE, together with their respective limitations, are as follows:

(a) *Consent (Article 6(1)(a))*: In order for consent to be valid under the GDPR, it must satisfy the high standard of being a freely-given, specific, informed and unambiguous indication of wishes.[14]

[14] Please also refer to limitations on the applicability of consent discussed in paragraph 3.9 of section 3: Scope, assumptions and qualifications. Please note that valid consent is assumed at Assumption 4 in Annex 2.

(b) *Legitimate interests (Article 6(1)(f))*: This is one of the most flexible legal bases for processing that can apply to a multitude of business purposes, including with respect to ensuring compliance with regulatory obligations. To rely on the legitimate interests ground, UBS ESE SE must:

(i) identify its, or a third party's legitimate interest (this can include commercial interests, individual interests or broader societal benefits) in complying with the SEC's disclosure request;

(ii) show that the disclosure of documents to the SEC is necessary for achieving these interests; and

(iii) balance these interests against the competing interests, rights and freedoms of the individuals concerned, and satisfy itself that those interests do not outweigh its own. If individuals would not reasonably expect the disclosure, or if the disclosure would cause unjustified harm to the individuals, the interests of those individuals would likely override the interests of UBS ESE SE or the third party.

An individual has the right to object to the disclosure of their data to the SEC under this basis for processing, and UBS ESE SE would need to demonstrate 'compelling' legitimate grounds to process the data that override the rights, freedoms and interests of that individual.

The balancing of legitimate interests against the competing interests, rights and freedoms of the individuals concerned should be made on a case-by-case basis and should consider all available facts. In particular, Recital 47 of the GDPR states that, when balancing their interests against those of the individuals concerned, controllers should take into account "*the reasonable expectations of data subjects based on their relationship with the controller*". With this in mind, UBS ESE SE may argue that its interests are not outweighed by those of its clients or its employees on the basis that:

(A) clients are aware, due to statements contained in their terms of business with UBS AG, of the US nexus when they engage in SBS transactions and, due to their understanding as sophisticated investors, that regulatory oversight will be exercised by the SEC, which may entail certain information regarding their transactions, including in some cases their personal data, to be disclosed to the SEC; and

(B) the employees whose personal data may be disclosed to the SEC understand their role will involve SEC oversight due to their being classified as 'associated persons' for the purposes of SBS transactions and understand that, as a result, certain of their personal data may be disclosed to the SEC. More specifically, each associated person is required to complete an 'SBS associated person questionnaire', which provides advance notice that their activities may involve the disclosure of their personal data to the SEC and potentially require them to undertake interviews with the SEC. Each employee that is an associated person is also required to agree or acknowledge their understanding that their data may

be provided to the SEC in connection with the SEC's oversight of SBS transactions.

In addition, while focused on the relationship between the SEC and the ECB, the existence of the Memorandum of Understanding entered into by the SEC and the European Central Bank (**ECB**)[15] (the **ECB MoU**)[16] may arguably be taken to mean that the SEC's access to information, including personal data, held by financial institutions in the EU is compatible with EU law, even if Sweden has not acceded to the European banking union and the ECB therefore has no jurisdiction in Sweden for these purposes.[17]

Also relevant to this balancing of interests are that the SEC will:

(1) restrict its information requests for, and use of, any information to only the information that it requires for the legitimate and specific purpose of fulfilling its regulatory mandate and responsibilities and to prevent and/or enforce against potential illegal behaviour, with the type and amount of personal data requested being targeted based on risk and related to specific clients and accounts, and employees;[18] and

(2) information, data and documents received by the SEC are maintained in a secure manner and only disclosed pursuant to strict US confidentiality laws.[19]

(c) *Disclosure is necessary for compliance with a legal obligation to which UBS ESE SE is subject (Article 6(1)(c))*: There must be a Swedish nexus in order for UBS ESE SE to be able to rely on this legal basis. Article 6(3) requires that the legal obligation must be laid down by Swedish or EU law, although this does not have to be an explicit statutory obligation for the processing of data, as long as the application of the law is foreseeable to UBS ESE SE as the person subject to it.[20] It should therefore be noted that a request from the SEC in the absence of a Swedish legal requirement would not justify the disclosure as being necessary for compliance with such an obligation.

We further note that the ECB MoU does not create any legally binding obligations.[21]

(d) *Disclosure is necessary for the performance of a task carried out in the public interest (Article 6(1)(e))*: There must be a Swedish nexus in order for UBS ESE SE to be able to rely on this legal basis. The relevant public interest must be recognized

[15] As UBS Europe SE qualifies as a "significant institution" within the meaning of Art. 6(4) of the Regulation der (EU) No. 1024/2013 (the **Single Supervisory Mechanism Regulation**), it is, as regards prudential supervision, also subject to direct supervision by the ECB.

[16] The Memorandum of Understanding between the United States Securities and Exchange Commission and the European Central Bank concerning consultation, cooperation and the exchange of information related to the supervision and oversight of certain cross-border over-the-counter derivatives entities in connection with the use of substituted compliance by such entities dated 16 August 2021 (available at https://www.bankingsupervision.europa.eu/legalframework/mous/html/ssm.mou_2021_sec~220403db9b.en.pdf).

[17] For the avoidance of doubt, we note however that the ECB MoU does not stipulate any exemptions from the compliance with applicable data protection rules under the GDPR, including from the international transfer rules.

[18] Please refer to Assumptions 6 and 8 in Annex 2, as well as Article II and paragraph 49 of the ECB MoU.

[19] Please refer to Assumption 9 in Annex 2, as well as paragraph 56 of the ECB MoU.

[20] Recital 41 GDPR.

[21] Article II paragraph 27 of the ECB MoU.

in either Swedish or EU law. In this case, we have not been able to identify any public interest that would permit the disclosure to the SEC, nor the transfer of personal data to the UBS AG London Branch for the purpose of providing information to the SEC. For the avoidance of doubt, since Sweden has not acceded to the European banking union, the ECB MoU is not sufficient to demonstrate the existence of a relevant public interest.

1.6 Based upon the above, the legitimate interest as a legal basis for processing is likely to be the most appropriate Article 6 ground on which UBS ESE SE could rely in relation to its disclosure of Covered Books and Records to the SEC and to permit On-Site Inspection. For UBS ESE SE to rely on the legitimate interests ground, UBS ESE SE would need to undertake a balancing test as outlined above.

1.7 It is considered very unlikely that data included in Covered Books and Records or disclosed to the SEC during On-Site Inspections will include special categories of data. Further, UBS ESE SE might not hold all information described in 17 C.F.R. §§.18a-5(b)(8)(i)(A) through (H) or 240.18a- 5(a)(10)(i)(A) through (H), as the case may be an associated person who is not a US person.[22] However, to the extent that this does occur, and such information is held by UBS ESE SE, in addition to an Article 6 legal basis, UBS ESE SE will need to establish an additional legal basis for processing under Article 9 of the EU GDPR if it discloses special categories of data to the SEC. Other than valid consent,[23] the Article 9 legal basis that are most likely to apply to disclosure of Covered Books and Records is processing is necessary for the establishment, exercise or defence of legal claims or whenever courts are acting in their judicial capacity (Article 9(2)(f)).

1.8 Similarly, UBS ESE SE's processing of personal data relating to criminal convictions and offences is highly restricted, and such data can only be disclosed, transferred or otherwise processed where authorised by one of the conditions in (i) Chapter 3, Paragraph 8 and 9 of the Swedish Data Protection Act, (ii) Paragraph 5 of the Swedish Data Protection Ordinance, or (iii) Swedish Authority for Privacy Protection, Regulation 2018:2. Of these conditions, the most likely to apply to the disclosure to the SEC, is processing of personal data in relation to legal claims (Paragraph 5 of the Swedish Data Protection Ordinance). This condition is met if the processing is necessary for the purpose of, or in connection with, establishing, exercising or defending legal rights, as well as to perform an obligation under applicable Swedish and/or EU law. In practice, this restriction on UBS ESE SE is dealt with by this information being provided and/or transferred directly by the individual (here, staff of UBS ESE SE) to the requesting party (here, the SEC).

Data protection principles

1.9 In addition to establishing a legal basis for the disclosure, UBS ESE SE would need to ensure that its disclosures are compliant with the remaining requirements under the GDPR,

[22] As we understand, is as defined in 17 C.F.R. §240.3a71-3(a)(4)(i)(A).

[23] Article 9(2)(a) GDPR– please also refer to limitations on the applicability of consent discussed in paragraph 3.9 of section 3: Scope, assumptions and qualifications.

including the data protection principles set out in Article 5 of the EU GDPR. For example, UBS ESE SE must:

(a) be transparent with those whose personal data is to be disclosed to the SEC, who must be provided with fair processing information (usually in the form of a privacy notice or statement);

(b) with respect to the data itself, ensure that it only provides personal data that is adequate, relevant and limited to what is necessary in relation to the purposes of its regulatory activities;

(c) be careful to avoid participating in 'data dumps' and should consider withholding documents, anonymising personal data (or pseudonymising data where full anonymisation is not possible) and redacting personal data from documents as appropriate;

(d) ensure that the data is accurate and, where necessary, kept up to date;

(e) keep the personal data in a form that enables identification of individuals for no longer than is necessary for the purposes for which the personal data is processed; and

(f) ensure that the confidentiality and integrity of personal data is maintained, and as such, implement appropriate security measures (e.g. encryption) to protect the personal data.

1.10 Whilst it is possible that the SEC has taken these principles into account in its request for access to the Covered Books and Records, responsibility remains with UBS ESE SE to verify this and implement its own compliance measures.

International transfers

1.11 The general principle in the EU GDPR is that UBS ESE SE may not transfer personal data to a jurisdiction outside the European Economic Area unless it can satisfy a condition for the transfer as set out in Chapter V of the GDPR.

1.12 Article 45 of the EU GDPR allows for UBS ESE SE to transfer personal data to a recipient outside the EU/EEA where the transfer is based on an adequacy decision by the European Commission, identifying a specific country as a country that provides a sufficient level of protection for personal data. For the purposes of providing Covered Books and Records to UBS AG London Branch, the adequacy decision of the European Commission currently in effect in respect of the UK[24] allows transfers of personal data from the EU/EEA, including Sweden, to the UK to be made freely. Any transfer from UBS ESE SE to UBS AG London

[24] Commission Implementing Decision of 28.6.2021 pursuant to Regulation (EU) 2016/679 of the European Parliament and of the Council on the adequate protection of personal data by the United Kingdom. Please note that in the future the adequacy decision may be withdrawn, not prolonged or restricted and that the current adequacy decision is limited to four years

Branch would therefore be permitted without limitation (provided that the disclosure otherwise complied with the EU GDPR).

1.13 It should be noted that under Article 44 sent. 1, Recital 101 of the EU GDPR any onward transfer of UBS ESE SE's Covered Books and Records by UBS AG London Branch to the SEC is still subject to the transfer requirements of the EU GDPR including, in relation to UBS ESE SE, national legislation on data protection in Sweden.[25] To the extent Swedish law corresponds with the EU GDPR, the rules are similar to international transfers under the UK GDPR. As noted by the European Commission's adequacy decision for onward transfers from the UK, the regime on international transfers under the UK GDPR[26] and UK Data Protection Act 2018 is "*in substance identical*" to the transfer regime under the EU GDPR.[27] The primary options available to UBS AG London Branch pursuant to EU GDPR and restrictions under Swedish law applicable to UBS ESE SE when disclosing UBS ESE SE's Covered Books and Records to the SEC in the US are as follows:[28]

(a) *Derogations (Article 49)*: Where a transfer mechanism adopted by the European Commission in respect of the US is not available (as is currently the case), derogations from the transfer prohibition are potentially available for facilitating UBS ESE SE's transfer of personal data contained in UBS ESE SE's Covered Books and Records to the SEC. These derogations include explicit consent, public interest, handling of legal claims and legitimate interest. Of these derogations, we consider explicit consent or legitimate interest to be the most viable solution.

(i) *Explicit consent (Article 49.1 (a))*: This is likely to be the most viable derogation for direct transfer from Sweden to the US, or from Sweden via UK to the US, in the current situation. For a transfer to be lawful based on explicit consent, the consent must be freely given, specific, informed and an unambiguous indication of the data subject's wishes.[29] By "freely given" the individual should be offered the genuine choice and must be able to refuse or withdraw a previously given consent without negative consequences. Furthermore, for the derogation to apply, information on all risks associated with the transfer must have been provided in advance to the affected data subjects. It may be particularly difficult to establish that consent is freely given where information relates to UBS ESE SE staff because consent is very difficult to rely on in an employment context, due to the inherent imbalance of power between an employer and its staff (for example, staff may believe there could be negative consequences should they refuse to give consent). The consent will only be valid if UBS ESE SE offers its staff a genuine choice over how the data is used and will only continue to be an appropriate legal basis if UBS ESE SE also offers its staff

[25] According to Chapter 1, Section 5 of the Swedish Data Protection Act (2018:218), further supplemented by the Swedish Data Protection Ordinance (2018:219), national legislation on data protection applies to processing of personal data in the context of the activities of an establishment of a controller or a processor in Sweden. Considering the objectives of the GDPR, it is our interpretation that mere onward transfer must be assessed based on the laws in the country of origin, which in this case is Sweden.

[26] The General Data Protection Regulation 2016/679 as it forms part of "retained EU law" as defined in the European Union (Withdrawal) Act 2018 in the UK.

[27] Paragraph 2.5.7, recitals (74) and (75) of the Commission Implementing Decision of 28.6.2021 pursuant to Regulation (EU) 2016/679 of the European Parliament and of the Council on the adequate protection of personal data by the United Kingdom.

[28] Please also note the restrictions under paragraph 1.8 in this Annex 1.

[29] Article 4(11) GDPR.

the opportunity to withdraw consent at any time. Please note that we have assumed at Assumption 4 of Annex 2 that UBS ESE SE has validly obtained such consent.

(ii) *Necessary for public interest (Article 49.1 (d))*: The relevant public interest must be recognized in either EU law or member state law, but the mere existence of such public interest is not sufficient. The derogation only applies when it can also be deduced from EU law or the law of the member state to which the controller is subject that the data transfer in question should be allowed for important public interest purposes. We have not identified any Swedish law allowing such transfer in the current matter. Furthermore, the derogation only applies to occasional transfers and is subject to a necessity test, meaning that it is not applicable to general or extensive requests for personal data. Consequently, we do not consider it possible for UBS ESE SE to rely on the public interest exception for transferring personal data to the US.

(iii) *Establishment, exercise or defense of legal claims (Article 49.1 (e))*: This option does not apply to unspecified or extensive data requests, nor potential future legal proceedings, and we do not consider it applicable in this case.

(iv) *Necessary for the purpose of compelling legitimate interests (Article 49.1-2)*: This exception can apply to transfer personal data for a compelling legitimate interest. For example, in order to e.g. protect the controller's organization or systems from serious immediate harm or from a severe penalty which would seriously affect its business.[30] The transfer must only concern a limited number of data subjects and prior notification of the transfer must be provided to the supervisory authority. Although the application of this derogation is very narrow, there may be a possibility that UBS ESE SE's legitimate interest to ensure compliance with US law, e.g. to avoid penalties, could be sufficient to demonstrate a compelling reason for the derogation to apply, provided however, that no other derogation is applicable, the result of the balancing test is in UBS ESE SE's favour[31] and the principles of the GDPR are respected.[32]

Each of the derogations above needs to be applied on a case-by-case basis.[33]

(b) *The Swedish Financial Supervisory Authority route:* In certain situations, for example where UBS ESE SE considers the transfer of data to the US to be high risk, it may be possible to arrange for the disclosure to be made to the Swedish Financial Supervisory Authority, which could then transfer the data to the SEC in the US. However, such transfer would have to be approved in advance by the Swedish Authority for Privacy Protection.

[30] See EDPB guidelines 2/2018 on derogations of Article 49 under Regulation 2016/679, p. 15.

[31] See section 1.5 on the Legal basis for the disclosure.

[32] See section 1.9 on the Data protection principles.

[33] Article 49(1) EU GDPR.

1.14 Access to Covered Books and Records granted to the SEC in the course of On-Site Inspections would not entail UBS ESE SE effecting an international transfer and so restrictions in Chapter V of the EU GDPR would not apply to that situation.

2. BANK CONFIDENTIALITY

2.1 UBS ESE SE is subject to the Swedish Banking and Financing Business Act 2002 (*Lag (2004:297) om bank- och finansieringsrörelse*) (as amended) (the "**SBFBA**") "in applicable parts" (Chapter 1, Section 2 of the SBFBA). There is no authoritative guidance, either in the form of subordinate legislation, regulations of the Swedish Financial Supervisory Authority (*Finansinspektionen*) or any other public authority in Sweden, case law or self-regulation as to what parts of the SBFBA apply to branches of foreign banks such as UBS ESE SE. However, it is widely assumed that the provisions of bank confidentiality in Chapter 1, Section 10 of the SBFBA do apply to such branches. Pursuant to this section, information about the relationship between private subjects (including both natural persons and legal entities) and the bank may not be disclosed without authorisation. Although this rule has been in force for well over a hundred and thirty years, there is no authoritative guidance, either in the form of subordinate legislation, regulations of the Swedish Financial Supervisory Authority or any other public authority in Sweden, case law or self-regulation as to the concrete effects of the rule. However, it is widely considered that – under general principles of law – consent of the private subject to whom the information pertains would count as authorisation of disclosure. It is not clear what form such authorisation should take or otherwise what the specific conditions for valid consent would be. However, it is reasonable to assume that consent that conforms to the GDPR would be acceptable also for the purposes of Chapter 1, Section 10 of the SBFBA.

3. PRIVACY AND HUMAN RIGHTS

Misuse of private information

3.1 Aside from the GDPR (and other sector-specific data protection legislation that will not apply to UBS ESE SE), there is no stand-alone basis to bring a claim for 'misuse of private information' in Sweden. Although the Swedish Constitution states that the public shall protect the private and family lives of individuals,[34] this addresses a different component of privacy to the protection of confidentiality (which relates to the secrecy of private information), namely the prevention of intrusion into an individual's privacy.

Right to privacy

3.2 The Charter of Fundamental Rights of the EU (the "**Charter**") provides for respect for private and family life (Article 8) and the protection of personal data (Article 7).[35] The Charter is only applicable to national authorities' interpretation and implementation of union law. Thus, breaches of the Charter are permissible for purposes or rules recognized by the EU, such as the GDPR.

3.3 Sweden is a party to the European Convention on Human Rights. The Convention provides for rights similar to the Charter, but is not limited to matters of union law. Article 8 of the

[34] The Swedish Constitution, Chapter 1, Paragraph 2.

[35] The Charter of Fundamental Rights of the European Union (2012/C 326/02).

Convention, confers a general right to "*respect for his private and family life, his home and his correspondence*" ("**Article 8**"). This right is established in Swedish law implementing the Convention (*Sw. Lag (1994:1219) om den europeiska konventionen angående skydd för de mänskliga rättigheterna och de grundläggande friheterna*). A court must take Article 8 into account, even if the action is one among private parties.

3.4 Primarily, the rights under the Convention should be assured in the legislative process to protect against arbitrary interferences and Swedish courts are obliged to interpret Swedish law in conformity with the Convention. However, Article 8 is a qualified right, meaning that it can be breached in accordance with Article 8(2) – that is, where doing so is in accordance with law, necessary in a democratic society, and with a legitimate aim.

3.5 An action for misuse of private information requires a reasonable expectation of privacy to exist, which is not the case when the individual itself has provided a consent that is considered lawful and valid. Consequently, there could be no breach of the individual's right to privacy under Article 8 for as long as the consent is obtained in accordance with the GDPR.

ANNEX 2

ASSUMPTIONS

This opinion relies on the following assumptions:

1. UBS AG has a "prudential regulator" as defined by Section 3 of the US Securities Exchange Act of 1934 (the "**Securities Exchange Act**"). As such, the Covered Books and Records considered in this opinion are limited to what a prudentially regulated SBSD must be able to share with the SEC.

2. Additionally, in accordance with SEC Guidance at 85 FR 6297, books and records pertaining to SBS transactions entered into prior to the date that UBS AG submits an application for registration are not Covered Books and Records.

3. Where transfers of personal data are made to the SEC in the absence of an adequacy determination, such disclosure will be made in compliance with Articles 44 *et seq.* of the EU GDPR and limited to what is necessary for the purpose of the transfer (i.e. compliance with the principle of data minimisation, e.g. by applying less intrusive processing activities such as redaction).

4. UBS ESE SE or, as the case may be, UBS AG has obtained any necessary prior consent of the persons (e.g., counterparties, employees) whose information is or will be included in Covered Books and Records in order to provide the SEC with access to its Covered Books and Records or to allow On-Site Inspections, to the extent, as considered in this opinion, such consent would constitute valid consent and such consent has not been withdrawn. Insofar as Covered Books and Records relate to employees of UBS ESE SE, such employees are "associated persons" of UBS AG for purposes of 17 CFR § 240.18a-5(b)(8) who have agreed to sharing of their personal/employment information with the SEC in the event of a request for information from the SEC.

5. Any data held by UBS ESE SE that is subject to a disclosure request from the SEC, either by way of access or On-Site Inspection, will be held by UBS ESE SE in Sweden. Whilst UBS ESE SE will be subject to direct On-Site Inspection by the SEC in Sweden, UBS ESE SE will provide access to its Covered Books and Records (beyond On-Site Inspections) to UBS AG London Branch, rather than providing this access directly to the SEC.

6. The SEC will restrict its information requests for, and use of, any information pursuant to its access to Covered Books and Records and On-Site Inspections to only the information that it requires for the legitimate and specific purpose of fulfilling its regulatory mandate and responsibilities by evaluating compliance with legal obligations designed to ensure the proper legal administration of SEC-regulated firms (which includes regulating, administering, supervising, enforcing and securing compliance with the securities or derivatives laws in its jurisdiction) and to prevent and/or enforce against potential illegal behaviour.

7. Similarly, UBS ESE SE will ensure that its disclosures are compliant with the data protection principles set out in Article 5 of the EU GDPR.[36] We understand that UBS' general experience in responding to information requests from the SEC (or other US and non-US regulators) leads it to maintain a belief, which it considers to be reasonable, that UBS ESE SE can and (subject to any changes in applicable law and regulation and/or the approach of relevant regulators) will continue to be able to comply with these data protection principles in the course of making disclosures of the sort required when providing access to Covered Books and Records and submitting to On-Site Inspection.[37]

8. It is the SEC's practice to limit the type and amount of personal data it requests during examinations to targeted requests based on risk and related to specific clients and accounts, and employees. The requested information may include some limited criminal records data and 'special category data' under the GDPR (as described in paragraph 1.2 of Annex 1 to this opinion). We understand that this aligns with UBS' general experience in responding to information requests from the SEC, leading it to maintain a belief, which it considers to be reasonable, that this assumption is, and will remain, accurate (subject to any changes in applicable law and regulation and/or the approach of relevant regulators).[38]

9. Information, data and documents received by the SEC are maintained in a secure manner and, under strict US laws of confidentiality, information about individuals cannot be onward shared save for certain uses publicly disclosed by the SEC, including in an enforcement proceeding, pursuant to a valid and non-exempt US Freedom of Information Act (**FOIA**) request,[39] pursuant to a lawful request of the US Congress or a properly issued subpoena, or to other regulators who have demonstrated a need for the information and provide assurances of confidentiality.

10. All terms of business entered into with clients conducting SBS transactions contain clear statements such that clients are aware that that regulatory oversight will be exercised by regulatory authorities and that information regarding their transactions, including their personal data, can be disclosed to regulatory authorities (for example, clause 10, and in particular clause 10(b) of the terms of business for professional clients and eligible counterparties (March 2019)[40].

11. UBS AG does not include the information described in 17 C.F.R. §§.18a-5(b)(8)(i)(A) through (H) or 240.18a-5(a)(10)(i)(A) through (H), as the case may be, in questionnaires or applications for employment executed by an associated person who is not a US Person (as defined in 17 C.F.R. §240.3a71-3(a)(4)(i)(A)), unless UBS AG is required to obtain such information under applicable law in the jurisdiction in which the associated person is employed or located or obtains such information in conducting a background check that is customary for UBS AG in that jurisdiction and the creation or maintenance of records

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[36] These principles are set out in Annex 1at paragraph 1.9.

[37] See the SEC Guidance at 85 FR 6298.

[38] See the SEC Guidance at 85 FR 6298.

[39] We do not give any views in the opinion to matters of US law, though we understand that information can be made public pursuant to requests under the US FOIA, and that certain information is exempt from such requests, including (among others): (1) a trade secret or privileged or confidential commercial or financial information obtained from a person; (2) a personnel, medical, or similar file the release of which would constitute a clearly unwarranted invasion of personal privacy; (3) information compiled for law enforcement purposes, the release of which (a) could reasonably be expected to interfere with law enforcement proceedings; (b) would deprive a person of a right to a fair trial or an impartial adjudication; (c) could reasonably be expected to constitute an unwarranted invasion of personal privacy; (d) could reasonably be expected to disclose the identity of a confidential source; (e) would disclose techniques, procedures, or guidelines for investigations or prosecutions; or (f) could reasonably be expected to endanger an individual's life or physical safety; (4) contained in or related to examination, operating, or condition reports about financial institutions that the SEC regulates or supervises.

[40] Available at: https://www.ubs.com/global/en/investment-bank/regulatory/_jcr_content/mainpar/toplevelgrid/col1/linklist_1815406319/link_1894740908.file/PS9jb250ZW50L2Rhb59/bn7lc3RtZW50QmFuay9kb2N1bWVudHMvaWJ0ZXJtcy90ZX/tcy1vZi1idXNpbmVzcy5wZGY=/terms-of-business.pdf.

reflecting that information would not result in a violation of applicable law in the jurisdiction in which the associated person is employed or located.